                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                           VIVA GAMING & RESORTS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  9285OU 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            ROBERT H. FRIEDMAN, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 12, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 55 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 2 of 55 Pages
-------------------------------                       --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               PHOENIX LEISURE, INC.
               ID 88 030 7797
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC,OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     NEVADA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                22,087,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                5,000,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     22,087,000(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     74.8%

--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 3 of 55 Pages
-------------------------------                       --------------------------

(1)         Consists of 5,000,000 Shares held directly by Phoenix Leisure,  Inc.
            ("Phoenix")  and  17,087,000  Shares held by the other  Shareholders that are parties to that certain  Amended and Restated  Shareholders
            Agreement, dated June 10, 2001, between the Issuer and the Reporting
            Persons,  under which the Reporting Persons share voting power (such agreement, the "Shareholders Agreement").

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 4 of 55 Pages
-------------------------------                       --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       ROBERT SIM
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF,OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                22,087,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,960,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     22,087,000(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     74.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists of 2,960,000 Shares held directly by Mr. Sim and 19,127,000
            Shares  held by the  other  Shareholders  that  are  parties  to the
            Shareholders Agreement.

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 5 of 55 Pages
-------------------------------                       --------------------------

================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      ROSEMARIE SIM
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   -0-
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                22,087,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                735,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     22,087,000(1)
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     74.8%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists of 735,000  Shares held directly by Mrs. Sim and 21,352,000
            Shares  owned by the  other  Shareholders  that are  parties  to the
            Shareholders Agreement.

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 6 of 55 Pages
-------------------------------                       --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       ERIC NELSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, SC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,000,000(1)
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                23,087,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,475,000(2)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                5,000,000(3)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     23,087,000 (4)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     78.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists  of  1,000,000  Shares of Common  Stock in the name of Bram
            Solloway,  held in escrow for an indefinite  period of time pursuant to that certain Escrow Agreement dated October 12, 2001 (the "Escrow
            Agreement").  Mr. Nelson has a proxy to vote these 1,000,000  Shares during the term of the Escrow Agreement (the "Proxy").  However, the
            1,000,000  Shares  in escrow  are not  subject  to the  Shareholders
            Agreement.
(2)         Includes  1,000,000 Shares of Common Stock issuable upon exercise of options  that are  immediately  exercisable  to  purchase  Shares of
            Common Stock (the

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 7 of 55 Pages
-------------------------------                       --------------------------

            "Options")  held by Mr.  Nelson  pursuant to the Issuer's 1999 Stock
            Option Plan (the "Plan").
(3)         Consists  of  5,000,000  Shares  of  Common  Stock  held by  Phoenix
            Leisure, Inc.  ("Phoenix").  Mr. Nelson is the Chairman of the Board
            of  Directors  and  President  of  Phoenix.   Mr.  Nelson  disclaims
            beneficial  ownership of the Shares of Common Stock held by Phoenix, except to the extent of his equity interest therein.
(4)         Consists of 1,475,000 Shares owned directly by Mr. Nelson, 1,000,000
            Shares  issuable  upon  exercise  of  Options  held  by Mr.  Nelson,
            1,000,000 Shares that Mr. Nelson votes pursuant to a Proxy from Bram
            Solloway,  5,000,000  Shares  that  Mr.  Nelson  may  be  deemed  to beneficially own through Phoenix and 14,612,000  Shares owned by the other Shareholders that are parties to the Shareholders Agreement.

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 8 of 55 Pages
-------------------------------                       --------------------------

================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    STEPHEN P. IRWIN
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   -0-
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                22,087,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                950,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     22,087,000(1)
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     74.8%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists  of  950,000   Shares  owned  directly  by  Mr.  Irwin  and
            21,137,000  Shares owned by the other  Shareholders that are parties to the Shareholders Agreement.

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 9 of 55 Pages
-------------------------------                       --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   EUGENE MCCARLIE, JR.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                22,087,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                275,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                5,000,000(1)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     22,087,000(2)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     74.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

            (1)  Consists of  5,000,000  Shares of Common Stock held by Phoenix.
Mr. E. McCarlie,  Jr. is a director of Phoenix.  Mr. E. McCarlie,  Jr. disclaims beneficial  ownership of the Shares of Common  Stock held by Phoenix,  except to the extent of his equity interest therein.
            (2) Consists of 275,000  Shares owned  directly by Mr. E.  McCarlie,
Jr.,  5,000,000  Shares that Mr. E. McCarlie,  Jr. may be deemed to beneficially own

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 10 of 55 Pages
-------------------------------                       --------------------------

through Phoenix and 16,812,000  Shares owned by the other  Shareholders that are parties to the Shareholders Agreement.

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 11 of 55 Pages
-------------------------------                       --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   CLIFFORD D. MCCARLIE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                22,087,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                275,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     22,087,000(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     74.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists of 275,000  Shares  owned  directly by Mr. C.  McCarlie and
            21,812,000 Shares held by the other Shareholders that are parties to the Shareholders Agreement.

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 12 of 55 Pages
-------------------------------                       --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    PETER R. LAFEMINA
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, SC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                22,087,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                475,000 (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                5,000,000 (2)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     22,087,000(3)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     74.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Includes  200,000  Shares of Common Stock  issuable upon exercise of
            Options  that are  immediately  exercisable  to  purchase  Shares of
            Common Stock held by Mr. LaFemina pursuant to the Plan.
(2)         Consists of 5,000,000  Shares of Common  Stock held by Phoenix.  Mr.
            LaFemina is the Chief  Financial  Officer of Phoenix.  Mr.  LaFemina
            disclaims beneficial ownership of the Shares of Common Stock held by
            Phoenix, except to the extent of his equity interest therein.

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 13 of 55 Pages
-------------------------------                       --------------------------

(3)         Consists of 275,000  Shares owned by Mr.  LaFemina,  200,000  Shares issuable upon exercise of Options owned by Mr.  LaFemina,  5,000,000
            Shares that Mr.  LaFemina  may be deemed to own through  Phoenix and
            16,612,000  Shares owned by the other  Shareholders that are parties to the Shareholders Agreement.

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 14 of 55 Pages
-------------------------------                       --------------------------

================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      DOUGLAS WAUGH
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   -0-
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                22,087,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                250,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                           22,087,000(1)
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           74.8%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                           IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists  of  250,000   Shares  owned  directly  by  Mr.  Waugh  and
            21,837,000 Shares owned directly by the other  Shareholders that are parties to the Shareholders Agreement.

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 15 of 55 Pages
-------------------------------                       --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               MIDDLEMARCH PARTNERS LIMITED
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     UNITED KINGDOM
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                22,087,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                250,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     22,087,000(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     74.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists  of  250,000  Shares  owned  directly  by  Middlemarch  and
            21,837,000 Shares owned directly by the other  Shareholders that are parties to the Shareholders Agreement.

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 16 of 55 Pages
-------------------------------                       --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   R.A. BRUCE MCDONALD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                22,551,200
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                4,092,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                464,200 (1)
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     22,551,200 (2)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     76.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists of 339,200 Shares owned by B-Mac Trading Co. Ltd. ("B-Mac")
            and 125,000 Shares owned by Noramco Capital Corp. ("Noramco"). B-Mac is a  wholly-owned  subsidiary  of  Noramco.  Mr.  McDonald  is  the
            Chairman  of the Board,  President  and a Director  of B-Mac and the
            Chairman and President of Noramco. Mr. McDonald disclaims beneficial ownership  of the Shares of Common  Stock held by B-Mac and Noramco, except to the extent of his equity interest therein.

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 17 of 55 Pages
-------------------------------                       --------------------------

(2)         Includes 4,092,000 Shares owned directly by Mr. McDonald, 17,995,000
            Shares  held by the  other  Shareholders  that  are  parties  to the
            Shareholders  Agreement,  339,200  Shares that Mr.  McDonald  may be deemed to own  through B-Mac  and 125,000  Shares that Mr.  McDonald may be deemed to own  through  Noramco.  The  B-Mac  Shares  and the
            Noramco Shares are not subject to the Shareholders Agreement.

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 18 of 55 Pages
-------------------------------                       --------------------------

================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       MARK MCDONALD
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   -0-
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                22,087,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                500,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     22,087,000(1)
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     74.8%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Includes  500,000  Shares  owned  directly  by Mr. M.  McDonald  and
            21,587,000  Shares  owned  directly  by  the  other  parties  to the
            Shareholders Agreement.

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 19 of 55 Pages
-------------------------------                       --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   WILHELMINA MCDONALD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                22,087,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                200,000 (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     22,087,000 (1)(2)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     74.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Of the 200,000 Shares owned by Mrs.  McDonald,  100,000 are owned in trust for her son and 100,000 are owned in trust for her daughter.
(2)         Includes  200,000  Shares  owned by Mrs.  McDonald  in trust for her
            children  and   21,887,000   Shares  owned  directly  by  the  other
            Shareholders that are parties to the Shareholders Agreement.

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 20 of 55 Pages
-------------------------------                       --------------------------

================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   DORA ANTULOV-SANVIDO
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   -0-
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                22,551,200
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                100,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                464,200(1)
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     22,551,200(2)
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     74.8%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Consists of 339,200  Swares owned by B-Mac and 125,000  Shares owned by Noramco. Ms.  Antulov-Sanvido is a Director of Noramco, and B-MAC
            is  a  wholly-owned   subsidiary  of  Noramco.  Ms.  Antulov-Sanvido
            disclaims beneficial ownership of the Shares of Common Stock held by
            B-Mac and  Noramco,  except to the  extent  of her  equity  interest therein.

(2)         Includes  100,000  Shares  owned  directly  by  Ms.  Antulov-Sanvido
            339,000 Shares that Ms. Antulov-Sanvido may be deemed to own through
            B-Mac,  125,000  Shares that Ms.  Antulov-Sanvido  may deemed to own
            through   Noramco,   and  21,987,000  Shares  owned   by  the  other
            Shareholders  that are parties to the  Shareholders  Agreement.  The
            B-Mac  Shares  and  the  Noramco  Shares  are  not  subject  to  the
            Shareholders Agreement.

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 21 of 55 Pages
-------------------------------                       --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                         BERNARDO RAMON RAFAEL TERRAZAS SALGADO
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     MEXICO
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                22,087,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                250,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     22,087,000(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     74.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Includes   250,000  shares  owned  directly  by  Mr.   Terrazas  and
            21,837,000  Shares owned by the other  Shareholders that are parties to the Shareholders Agreement.

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 22 of 55 Pages
-------------------------------                       --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              MAURICIO YUCUNDO MARQUEZ GARCIA
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     MEXICO
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                22,087,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,137,500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     22,087,000(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     74.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Includes   1,137,500  Shares  owned  directly  by  Mr.  Marquez  and
            20,949,500  Shares owned by the other  Shareholders that are parties to the Shareholders Agreement.

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 23 of 55 Pages
-------------------------------                       --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  TOMAS CAPARROSO FRANCO
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     MEXICO
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                22,087,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,137,500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     22,087,000(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     74.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Includes  1,137,500  Shares  owned  directly  by Mr.  Caparroso  and
            20,949,500  Shares owned by the other  Shareholders that are parties to the Shareholders Agreement.

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 24 of 55 Pages
-------------------------------                       --------------------------

================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    MANUEL CRUZ LIMON
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     MEXICO
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   -0-
   OWNED BY
     EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                20,087,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                25,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     22,087,000(1)
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |X|
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     74.8%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)         Includes  25,000  Shares owned  directly by Mr. Cruz and  22,062,000
            Shares  owned by the  other  Shareholders  that are  parties  to the
            Shareholders Agreement.

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 25 of 55 Pages
-------------------------------                       --------------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.     Security and Issuer.
            -------------------

            This statement relates to shares (the "Shares") of the common stock, par value $.001 ("Common Stock"),  of Viva Gaming & Resorts Inc. (the "Issuer").
The  principal  executive  offices of the Issuer are located at 3611 S.  Lindell
Road, Suite 108, Las Vegas, Nevada 89103.

Item 2.     Identity and Background.
            -----------------------

            (a) and (f) This Statement is filed by Phoenix Leisure, Inc., Robert
Sim,  Rosemarie Sim, Eric Nelson,  Stephen Irwin,  Eugene McCarlie Jr., Clifford
McCarlie, Peter R. LaFemina,  Douglas Waugh, R.A. Bruce McDonald, Mark McDonald,
Wilhelmina   McDonald,   Dora   Antulov-Sanvido,   Middlemarch   Partners   Ltd.
("Middlemarch"),  Tomas  Caparroso  Franco,  Mauricio  Yucundo  Marquez  Garcia,
Bernardo Ramon Rafael Terrazas Salgado, and Manuel Cruz Limon.

            Each of the  foregoing  are referred to as a "Reporting  Person" and collectively as the "Reporting Persons".  By virtue of that certain Shareholders
Agreement by and among all of the Reporting  Persons and the Issuer,  dated July
10, 2001, attached hereto as Exhibit 2 (the "Shareholders  Agreement"),  whereby the Reporting Persons have agreed to vote for certain  individuals as directors, as  described  more  fully in Items 5 and 6, the  Reporting  Persons  are hereby filing a joint Schedule 13D.

            Mr. Sim is the  Chairman of the Board of Directors of the Issuer and
the spouse of Rosemarie Sim. Messrs.  R.A.  McDonald,  C. McCarlie and Irwin are
directors of the Issuer,  and Mr. R.A.  McDonald is the spouse of Mrs.  McDonald and the father of Mr. M.  McDonald.  Mr. Nelson is a director,  Chief  Executive
Officer  and  President  of the  Issuer.  Mr.  LaFemina  is the Chief  Financial
Officer,  Secretary and  Treasurer of the Issuer.  Mr. E.  McCarlie,  Jr. is the
brother of Mr. C. McCarlie.

            Phoenix is a Nevada  corporation.  Mr. Nelson is the Chairman of the
Board of Directors and President of Phoenix. Mr. E. McCarlie,  Jr. is a director of Phoenix. Mr. LaFemina is the Chief Financial Officer, Secretary and Treasurer
of Phoenix.  Craig Thomas is a Director of Phoenix.

            Middlemarch is a private  limited  company  registered  under United
Kingdom  company law. Its  directors  are Cecilia M.  Kershaw,  Jan Holbrook and
George Kershaw.

            Messrs. Sim, Waugh, R.A. McDonald, M. McDonald,  Thomas, Mrs. McDonald, Mrs.
Sim and Ms. Antulov-Sanvido are citizens of Canada. Messrs. Nelson, LaFemina, E.
McCarlie, Jr., C. McCarlie, and Irwin are

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 26 of 55 Pages
-------------------------------                       --------------------------

citizens of the United States of America. Messrs.  Caparroso,  Marquez, Terrazas
and Cruz are citizens of Mexico.  Ms. Kershaw,  Ms. Holbrook and Mr. Kershaw are
citizens of the United Kingdom.

            (b) The  principal  address of Mr. and Mrs. Sim is 1150 Rose Street,
Regina,  SK, Canada S4R 1Z6. The principal  address of Mr. E.  McCarlie,  Jr. is
4015 Brandon James Drive,  Biloxi,  MS 39532.  The  principal  address of Mr. C.
McCarlie is 3416 Lumahai Place,  Diamondhead,  MS 39525. The principal  business address of Phoenix,  Mr.  LaFemina and Mr. Nelson is 3611 S. Lindell Rd.,  Suite
108, Las Vegas Nevada 89103. The principal business office of Mr. Thomas is 2924
Marine Drive, West Vancouver,  BC V7V 1M2. The principal business address of Mr.
Irwin is c/o Olshan  Grundman  Frome  Rosenzweig & Wolosky LLP, 505 Park Avenue,
New York,  NY 10022.  The  principal  address of Mr. Waugh is 4696 Covelly Walk,
Vancouver  BC,  Canada,  V7W 1H5.  The  principal  business  address of Mr. R.A.
McDonald and Ms.  Antulov-Sanvido is c/o Noramco Capital Corp., Suite 1000, 1177
West Hastings Street,  Vancouver,  BC, Canada V6E 2K3. The principal  address of
Mrs.  McDonald is 6975 Balaclava  Street,  Vancouver,  BC, Canada,  V6N 1M4. The
principal  office of Mr. M. McDonald is c/o Thomson  Kernaghan  Co. Ltd.,  Suite
1600,  120 Adelaide St. West,  Toronto,  Ontario,  Canada M5H 1T1. The principal business  address  of  Middlemarch  and its  directors  is c/o 94 Mount  Street,
London,  England  W1X 2SZ.  The  principal  address of Mr.  Caparraso  is Sieria
Apaneca No. 10, Col., Jardines en la Montana C.P., 14210,  Mexico. The principal address of Mr. Marquez is Mantanzas  1087,  Col.,  Resedencial  Zacatenco,  C.P.
7360,  Mexico.  The principal  address of Mr.  Terrazas is Paseo de las Alamedas
118,  Fracc.  Las Alamedas,  Atizapan de Zaragoza,  Edo. de Mexico,  C.P. 52790,
Mexico.  The principal  address of Mr. Cruz is Rubi 95, Col. Pedregal del Valle,
Monterrey, N.L., C.P., 66260, Mexico.

            (c) The  principal  business  of  Phoenix  is  investment  in casino development  and gaming  operations.  The principal  occupation of Mr. Sim is as
Chairman of the Board of Directors of the Issuer. Mrs. Sim is self-employed. The principal  occupation  of  Mr.  Nelson  is as  President  of the  Issuer  and as
President of Phoenix. The principal  occupation of Mr. E. McCarlie,  Jr. is as a director  of and paid  consultant  to  Phoenix  and the  Issuer.  The  principal occupation of Mr. C. McCarlie is as Project Manager of Phoenix's dockside casino development in Mississippi. The principal occupation of Mr. LaFemina is as Chief
Financial  Officer,  Secretary  and  Treasurer  of the Issuer and  Phoenix.  The
principal  business of Mr.  Thomas is as an attorney for the law firm of Thomas,
Rondeau,  based in Vancouver,  BC, Canada The principal business of Mr. Waugh is gaming property development and financing. The principal occupation of Mr. Irwin is as attorney of counsel to the law firm of Olshan Grundman Frome  Rosenzweig &
Wolosky LLP, 505 Park Avenue,  New York, New York 10022. The principal  business of Mr. R.A.  McDonald is as Chairman  and  President of Noramco  Capital  Corp.,
Suite 1000, 1177 West Hastings Street,  Vancouver BC Canada V6E 2K3 ("Noramco").
The  principal  business  of Mrs.  McDonald  is as a  homemaker.  The  principal business  of Mr. M.  McDonald  is as a trader.  The  principal  business  of Ms.
Antulov-Sanvido is as

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 27 of 55 Pages
-------------------------------                       --------------------------

Director and Corporate  Secretary of Noramco.  The  principal  occupation of Mr.
Caparroso  is as a lawyer.  The  principal  occupation  of Mr.  Marquez is as an accountant.  The principal  occupation of Mr. Terrazas is public relations.  The principal occupation of Mr. Cruz is as a telecommunications consultant.

            The principal  business of  Middlemarch  is as an investment  entity regulated  by the  Financial  Services  Authority  of the  United  Kingdom.  The
principal  occupation Ms. Kershaw is Controller of  Middlemarch.  Mr. Kershaw is
self-employed.  The principal occupation of Ms. Holbrook is as company secretary of Middlemarch.

            (d) No  Reporting  Person  has,  during  the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e) No Reporting Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.
             -------------------------------------------------

            The aggregate  purchase  price of the 5,000,000  Shares  acquired by
Phoenix is $2,001,000,  plus  additional  compensation  that was remitted in the form of gaming equipment.  4,500,000 of the Shares held by Phoenix were acquired with  corporate  funds and the sale of gaming  equipment;  500,000 of the Shares held  by  Phoenix  were  acquired  by  conversion  of that  certain  Convertible
Promissory  Note  payable by the Issuer to  Phoenix,  dated July 10, 2001 in the amount of $500,000.

            Mr. R.A.  McDonald holds 4,092,000  Shares.  The aggregate  purchase price  of  4,090,000  of the  Shares  held by Mr.  R.A.  McDonald  is  $818,000.
1,590,000 of these  Shares were  acquired for  $318,000  using  personal  funds.
2,500,000 of these Shares were  acquired upon  conversion  of a promissory  note originally  payable by the Issuer to Thomson  Kernaghan & Co., Ltd. into equity, effective October 12, 2001. Mr. McDonald previously owned 2,000 Shares directly.
B-Mac and Noramco  previously  owned 339,000 and 125,000  Shares,  respectively, which Shares are not subject to the Shareholders Agreement.

            The aggregate  purchase price of the 200,000 Shares acquired by Mrs.
McDonald in trust for her children is $40,000. 200,000 of the Shares acquired by
Mrs. McDonald on behalf of her children were acquired with personal funds.

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 28 of 55 Pages
-------------------------------                       --------------------------

            The aggregate  purchase price of the 500,000 Shares  acquired by Mr.
M.  McDonald is  $100,000.  500,000 of the Shares held by Mr. M.  McDonald  were acquired with personal funds.

            The aggregate  purchase price of the 100,000 Shares  acquired by Ms.
Antulov-Sanvido  is $20,000.  100,000 of the Shares held by Ms.  Antulov-Sanvido were acquired with personal funds.  B-Mac and Noramco  previously  owned 339,000
and  125,000  Shares,  respectively,   which  Shares  are  not  subject  to  the
Shareholders Agreement.

            Mr. Sim holds  2,960,000  Shares.  The aggregate  purchase  price of
1,500,000 of the Shares of Common Stock  acquired by Mr. Sim is $300,000.  These
1,500,000  Shares held by Mr. Sim were acquired upon  conversion of debt owed by the Issuer to Mr. Sim into equity,  effective  October 12,  2001.  Prior to such conversion,  Mr. and Mrs. Sim  previously  owned  1,460,000 and 735,000  Shares, respectively.

            Mr. Nelson acquired  1,475,000 Shares.  The aggregate purchase price of the  1,475,000  Shares owned by Mr.  Nelson is $350,000.  All of these Shares were acquired with personal funds.  Additionally,  Options to purchase 1,000,000
Shares were granted to Mr. Nelson by the Board of Directors on October 19, 2001.
Mr.  Nelson  received a Proxy to vote the shares of Bram Solloway on October 12,
2001;  however,  Mr.  Solloway's  shares  are not  subject  to the  Shareholders
Agreement.

            The aggregate  purchase price of the 950,000 of the Shares  acquired by Mr. Irwin is $200,000.  950,000 of the Shares held by Mr. Irwin were acquired with personal funds.

            The aggregate  purchase price of the 275,000 Shares  acquired by Mr.
E. McCarlie, Jr. is $55,000.  275,000 of the Shares held by Mr. E. McCarlie, Jr.
were acquired with personal funds.

            The aggregate  purchase price of the 275,000 Shares  acquired by Mr.
C.  McCarlie is  $55,000.  275,000 of the Shares  held by Mr. C.  McCarlie  were acquired with personal funds.

            The aggregate  purchase price of the 275,000 Shares  acquired by Mr.
LaFemina is $55,000.  275,000 of the Shares held by Mr.  LaFemina  were acquired with  personal  funds.  Additionally,  Options to purchase  200,000  Shares were granted to Mr. LaFemina in connection  with his employment  agreement on October
19, 2001.

            The aggregate  purchase price of the 250,000 Shares  acquired by Mr.
Waugh is $50,000.  250,000 of the Shares held by Mr.  Waugh were  acquired  with personal funds.

            Middlemarch  acquired 250,000 Shares. The 250,000 Shares acquired by
Middlemarch  were  acquired  by  conversion  of debt  owned  from the  Issuer to
Middlemarch into equity.

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 29 of 55 Pages
-------------------------------                       --------------------------

            The  aggregate  purchase  price of the  250,000  Shares  held by Mr.
Caparroso  was  satisfied  by  exchange  of  shares  of  the  Issuer's   Mexican
subsidiary,  Viva Gaming & Resort de Mexico,  S.A.  ("Viva Mexico") de C.V., for
Shares of the Issuer.

            The aggregate  purchase  price of the  1,137,500  Shares held by Mr.
Marquez  was  satisfied  by  exchange of shares of Viva Mexico for Shares of the
Issuer.

            The aggregate  purchase  price of the  1,137,500  Shares held by Mr.
Terrazas  was  satisfied  by exchange of shares of Viva Mexico for Shares of the
Issuer.

            The aggregate  purchase  price of the 25,000 Shares held by Mr. Cruz was satisfied by exchange of shares of Viva Mexico for shares of the Issuer.

Item 4.     Purpose of Transaction.
            ----------------------

            The  purpose  of  the  acquisition  of the  Shares  by  each  of the
Reporting  Persons is for investment.  In addition,  the Reporting  Persons as a group control 74.8% of the voting power of the Issuer.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above. Each Reporting Person intends to review  its  investment  in the  Issuer on a  continuing  basis and engage in discussions with management and the Board of Directors of the Issuer  concerning the business,  operations  and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the price levels of the Common  Stock,  conditions in the securities market and general economic and industry  conditions,  each Reporting
Person may in the future take such  actions with  respect to  investment  in the
Issuer as it deems appropriate including, without limitation, communicating with other stockholders, making proposals to the Issuer concerning the capitalization and operations of the Issuer,  purchasing  additional  Shares of Common Stock or selling some or all of its Shares or changing its intention  with respect to any and all matters referred to in Item 4.

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 30 of 55 Pages
-------------------------------                       --------------------------

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a) The  aggregate  percentage  of Shares of Common  Stock  reported owned by each person named herein is based upon 28,317,700  Shares  outstanding, which is the total number of Shares of Common Stock  outstanding  as reported by the Issuer on October 12, 2001.

            As of the close of business on October 12, 2001,  22,087,000  Shares were subject to the Shareholders Agreement,  constituting approximately 74.8% of
the  Shares   outstanding.   Phoenix   held   5,000,000   Shares,   constituting
approximately  17.7% of the Shares  outstanding.  Mr. Sim held 2,960,000 Shares, constituting  approximately  10.5%  of the  Shares  outstanding.  Mrs.  Sim held
735,000 Shares,  constituting approximately 2.6% of the Shares outstanding.  Mr.
Nelson held  1,475,000  Shares,  Options to purchase  1,000,000  Shares,  may be deemed by virtue of his relationship to Phoenix to share beneficial ownership of the  5,000,000  Shares held by Phoenix,  and holds sole voting power to vote the
1,000,000  Shares held in escrow for Mr.  Solloway,  constituting  approximately
28.9% of the Shares  outstanding.  Mr. Irwin held 950,000  Shares,  constituting approximately 3.4% of the Shares outstanding.  Mr. E. McCarlie, Jr. held 275,000
Shares,  and may be deemed by virtue of his  relationship  to  Phoenix  to share beneficial  ownership  of the  5,000,000  Shares held by  Phoenix,  constituting approximately  18.6% of the Shares  outstanding.  Mr. C.  McCarlie  held 275,000
Shares, constituting approximately 1.0% of the Shares outstanding.  Mr. LaFemina held 275,000  Shares,  Options to purchase  200,000  Shares and may be deemed by virtue of his  relationship  to Phoenix  to share  beneficial  ownership  of the
5,000,000 Shares held by Phoenix,  constituting 19.1% of the Shares outstanding.
Mr.  Waugh  held  250,000  Shares,  constituting  less than  1.0% of the  Shares outstanding. Middlemarch held 250,000 Shares, constituting less than 1.0% of the
Shares  outstanding.  Mr. R.A. McDonald held 4,092,000 Shares, and may be deemed by virtue of his  relationship to Noramco to share  beneficial  ownership of the
339,200   Shares  held  by  B-Mac  and  the  125,000  Shares  held  by  Noramco, constituting  approximately 16.1% of the Shares outstanding.  Mrs. McDonald held
200,000  Shares in trust for her  children,  constituting  less than 1.0% of the
Shares   outstanding.   Mr.  M.  McDonald  held  500,000  Shares,   constituting
approximately 1.8% of the Shares outstanding.  Ms.  Antulov-Sanvido held 100,000
Shares,  and may be deemed by virtue of her  relationship  to  Noramco  to share beneficial ownership of the 334,2000 Shares held by B-Mac and the 125,000 Shares held by Noramco,  constituting approximately 2.0% of the Shares outstanding. Mr.
Caparroso held 1,137,500 Shares,  constituting  approximately 4.0% of the Shares outstanding.  Mr. Marquez held 1,137,500 Shares, constituting approximately 4.0%
of the Shares outstanding.  Mr. Terrazas held 250,000 Shares,  constituting less than 1.0% of the Shares outstanding.  Mr. Cruz held 25,000 Shares,  constituting less than 1.0% of the Shares outstanding.

            (b)  Phoenix  has  the  sole  power  to  dispose  of  its  5,000,000
Shares.Mr.  Sim has the sole power to dispose of his 2,960,000 Shares.  Mrs. Sim has the sole power to

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 31 of 55 Pages
-------------------------------                       --------------------------

            dispose  of her  735,000  Shares.  Mr.  Nelson has the sole power to dispose of his 1,475,000  Shares and his 1,000,000  Options and may be deemed by virtue  of his  relationship  with  Phoenix  to share  power to  dispose  of the
5,000,000  Shares  held by Phoenix but does not have the power to dispose of Mr.
Solloway's  1,000,000  Shares.  Mr.  Irwin has the sole  power to dispose of his
950,000  Shares.  Mr. E.  McCarlie,  Jr.  has the sole  power to  dispose of his
275,000 Shares and may be deemed by virtue of his  relationship  with Phoenix to share power to dispose of the 5,000,000 Shares held by Phoenix.  Mr. C. McCarlie has the sole power to dispose of his 275,000  Shares.  Mr. LaFemina has the sole power to dispose of his 275,000 Shares and his 200,000 Options and may be deemed by virtue of his  relationship  with  Phoenix  to share  power to dispose of the
5,000,000 Shares held by Phoenix. Mr. Waugh has the sole power to dispose of his
250,000 Shares. Middlemarch has the sole power to dispose of its 250,000 Shares.
Mr. R.A.  McDonald has the sole power to dispose of his 4,092,000 Shares and may be deemed by virtue of his relationship with B-Mac and Noramco to share power to dispose of the  339,200  Shares  held by B-Mac and the  125,000  Shares  held by
Noramco.  Mrs. McDonald has the sole power to dispose of the 200,000 Shares that she  holds in trust for her  children.  Mr. M.  McDonald  has the sole  power to dispose of his 500,000 Shares. Ms. Antulov-Sanvido has the sole power to dispose of her  100,000  Shares  and may be deemed by  virtue of her  relationship  with
Noramco to share  power to dispose of the  339,200  Shares held by B-Mac and the
125,000 Shares held by Noramco.  Mr.  Caparroso has the sole power to dispose of his 1,137,500 Shares. Mr. Marquez has the sole power to dispose of his 1,137,500
Shares.  Mr. Terrazas has the sole power to dispose of his 250,000  Shares.  Mr.
Cruz has the sole power to dispose of his 25,000 Shares.

            Mr. McDonald and Ms.  Antulov-Sanvido  have the shared power to vote and  dispose of the 339,200  Shares of B-Mac and the 125,000  Shares of Noramco,
however,  these  shares are not subject to the  Shareholders  Agreement  and are therefore not deemed  beneficially  owned by any of the other Reporting Persons.
Mr. Nelson has sole power to vote Mr. Solloway's 1,000,000 Shares held in escrow pursuant to the Proxy, but these shares are also not subject to the Shareholders
Agreement and are therefore not beneficially owned by any of the other Reporting
Persons.

            However,  all the  Reporting  Persons  have shared power to vote the total of  22,087,000  shares  in the  following  manner in  accordance  with the
Shareholders Agreement:

            (i)         for Robert Sim, Eric Nelson, Clifford McCarlie, Stephen
                        Irwin and R.A. Bruce McDonald as Directors of the Issuer;
            (ii)        to elect to the Board two individuals designated by
                        Phoenix until such time as the Issuer completes a sale of
                        Shares as part of a firm commitment under a written
                        public offering of the Issuer's Common Stock underwritten
                        by a nationally recognized full-service investment bank
                        pursuant to which the aggregate net proceeds received by
                        the Issuer is at least $10 million (calculated after
                        deducting underwriting discounts and commissions and
                        after the calculation of expenses (a "Qualified Public
                        Offering"); and

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 32 of 55 Pages
-------------------------------                       --------------------------

            (iii)       in such a manner as to enable  shareholders  entitled to
                        designate members of the Board of the Issuer pursuant to
                        provisions  described in  subsection  (ii) above and, in
                        their  sole  discretion,   to  remove  and  replace  the
                        designees, pursuant to the Shareholders Agreement.

            The  Shareholders  Agreement shall be in effect until the occurrence of the earlier of (a) the closing of a Qualified Public  Offering,  or a sale of all or substantially  all of the assets or capital stock of the Issuer,  (b) the written agreement of all of the parties thereto; (c) the dissolution, bankruptcy or insolvency  of the Issuer;  (d) at such time as only one  shareholder  of the
Issuer remains, the Shares of Common Stock of the other shareholders having been purchased or  redeemed,  as  appropriate,  in  accordance  with the terms of the
Shareholders Agreement;  (e) a Change in Control (as defined below); or (f) five
(5) years from the date of the Shareholders  Agreement.  For the purposes of the
Shareholders  Agreement,  a "Change in Control" shall be deemed to have occurred if the Issuer: (i) merges or consolidates with another entity and the holders of the Shares of Common  Stock  immediately  prior to such merger or  consolidation fail to own at least a majority  of the voting  capital  stock of the  surviving entity  immediately  following  such  merger  or  consolidation;  (ii)  sells or otherwise  transfers all or  substantially  all of its assets;  or (iii) if more than 50% of the voting  capital stock of the Issuer is  transferred  in a single transaction  or a series of related  transactions.  Upon the  termination of the
Shareholders Agreement, the Reporting Persons will not be deemed to share voting power of each others' Shares.  Consequently,  this Schedule 13D shall be amended to reflect the beneficial and percentage  ownership of those  Reporting  Persons who beneficially own more than five percent of the outstanding  Shares of Common
Stock and who wish to file  jointly  and to  disclose  any new purpose of filing jointly.

            (c) Schedule A annexed hereto lists all transactions in the Issuer's
Common Stock in the last sixty days by the Reporting Persons.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, such Shares.

            (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships
            With Respect to Securities of the Issuer.
            ----------------------------------------

            There are no contracts,  arrangements  or  understandings  among the
Reporting Persons,  or between the Reporting Persons and any other Person,  with respect to the securities of the Issuer, with the exception of the following:

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 33 of 55 Pages
-------------------------------                       --------------------------

            (1)         the Shareholders  Agreement,  attached hereto as Exhibit
                        2;  under  the  Shareholders  Agreement,  the  Reporting
                        Persons  have agreed to vote their shares (a) for Robert
                        Sim, Eric Nelson,  Clifford McCarlie,  Stephen Irwin and
                        R.A. Bruce  McDonald as Directors of the Issuer;  (b) to
                        elect to the Board  two (2)  individuals  designated  by
                        Phoenix  until  such  time  as the  Issuer  completes  a
                        Qualified  Public  Offering and (c) to vote all of their
                        Shares  in  such  a  manner  as to  enable  shareholders
                        entitled to designate members of the Board of the Issuer
                        pursuant to (b) and, in their sole direction,  to remove
                        and replace their designees.

            (2)         The Proxy,  attached  hereto as Exhibit 3, by which Bram
                        Solloway  has given  Eric  Nelson the sole right to vote
                        his 1,000,000 Shares until the termination of the Escrow
                        Agreement.

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            (1)     Joint Filing Agreement.
            (2)     Shareholders Agreement.
            (3)     Proxy.

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 34 of 55 Pages
-------------------------------                       --------------------------

                                   SIGNATURES
                                   ----------

                        After reasonable inquiry and to the best of his knowledge
and belief, each of the undersigned  certifies that the information set forth in this statement is true, complete and correct.

Dated:     October 22, 2001                    PHOENIX LEISURE, INC.

                                                By:   /s/ Peter LaFemina
                                                    ---------------------------
                                                Name: Peter LaFemina
                                                Title:Treasurer

                                                By: /s/ Robert Sim
                                                    ---------------------------
                                                      Robert Sim

                                                By: /s/ Rosemarie Sim
                                                    ---------------------------
                                                      Rosemarie Sim

                                                By: /s/ Eric L. Nelson
                                                    ---------------------------
                                                      Eric L. Nelson

                                                By: /s/ Stephen M. Irwin
                                                    ---------------------------
                                                      Stephen M. Irwin

                                                By:  /s/ Clifford D. McCarlie
                                                    ---------------------------
                                                      Clifford D. McCarlie

                                                By: /s/ Eugene McCarlie, Jr.
                                                    ---------------------------
                                                      Eugene McCarlie, Jr.

                                                By: /s/ Peter R. LaFemina
                                                    ---------------------------
                                                      Peter R. LaFemina

                                                By: /s/ Douglas Waugh
                                                    ---------------------------
                                                      Douglas Waugh

                                                By: /s/ R.A. Bruce McDonald
                                                    ---------------------------
                                                      R.A. Bruce McDonald

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 35 of 55 Pages
-------------------------------                       --------------------------

                                                By: /s/ Wilhelmina McDonald
                                                    ---------------------------
                                                      Wilhelmina McDonald, in
                                                      trust for Ian McDonald

                                                By: /s/ Wilhelmina McDonald
                                                    ---------------------------
                                                      Wilhelmina McDonald, in
                                                      trust for Morgan McDonald

                                                By: /s/ Mark McDonald
                                                    ---------------------------
                                                      Mark McDonald

                                                By: /s/ Dora Antulov-Sanvido
                                                    ---------------------------
                                                      Dora Antulov-Sanvido

                                                MIDDLEMARCH PARTNERS LIMITED

                                                By:  /s/ Cecilia Kershaw
                                                    ---------------------------
                                                Name:  Cecilia Kershaw
                                                Title: Managing Director

                                                By: /s/ Tomas Caparroso Franco
                                                    ---------------------------
                                                      Tomas Caparroso Franco

                                                By: /s/ Mauricio Yucundo Marquez
                                                      Garcia

                                                    ---------------------------
                                                      Mauricio Yucundo Marquez
                                                      Garcia

                                                By: /s/ Bernardo Ramon Rafael
                                                      Terrazas Salgado
                                                    ---------------------------
                                                      Bernardo Ramon Rafael
                                                      Terrazas Salgado

                                                By: /s/ Manuel Cruz Limon
                                                    ---------------------------
                                                      Manuel Cruz Limon

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 36 of 55 Pages
-------------------------------                       --------------------------

                                 SCHEDULE INDEX
                                 --------------

Schedule
--------

A.        Purchases and Sales of Shares Within the Past Sixty Days.
          --------------------------------------------------------

                                  EXHIBIT INDEX
                                  -------------

Exhibit                                                                   Page
-------                                                                   ----

1.          Joint Filing Agreement
2.          Shareholders Agreement
3.          Proxy

-------------------------------                       --------------------------
CUSIP No.                              13D             Page 37 of 55 Pages
-------------------------------                       --------------------------

                             JOINT FILING AGREEMENT

                        In accordance  with Rule 13d-1(f)  under the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on Schedule  13D dated  October
22, 2001 (including amendments thereto) with respect to the Common Stock of Viva
Gaming & Resorts Inc. This Joint Filing  Agreement  shall be filed as an Exhibit to such Statement.

Dated:     October 22, 2001                    PHOENIX LEISURE, INC.

                                                By:   /s/ Peter LaFemina
                                                    ---------------------------
                                                Name: Peter LaFemina
                                                Title:Treasurer

                                                By: /s/ Robert Sim
                                                    ---------------------------
                                                      Robert Sim

                                                By: /s/ Rosemarie Sim
                                                    ---------------------------
                                                      Rosemarie Sim

                                                By: /s/ Eric L. Nelson
                                                    ---------------------------
                                                      Eric L. Nelson

                                                By: /s/ Stephen M. Irwin
                                                    ---------------------------
                                                      Stephen M. Irwin

                                                By:  /s/ Clifford D. McCarlie
                                                    ---------------------------
                                                      Clifford D. McCarlie

                                                By: /s/ Eugene McCarlie, Jr.
                                                    ---------------------------
                                                      Eugene McCarlie, Jr.

                                                By: /s/ Peter R. LaFemina
                                                    ---------------------------
                                                      Peter R. LaFemina

                                                By: /s/ Douglas Waugh
                                                    ---------------------------
                                                      Douglas Waugh

                                                By: /s/ R.A. Bruce McDonald
                                                    ---------------------------
                                                      R.A. Bruce McDonald

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 38 of 55 Pages
-------------------------------                       --------------------------

                                                By:
                                                    ---------------------------
                                                      Wilhelmina McDonald, in
                                                      trust for Ian McDonald

                                                By:
                                                    ---------------------------
                                                      Wilhelmina McDonald, in
                                                      trust for Morgan McDonald

                                                By:
                                                    ---------------------------
                                                      Mark McDonald

                                                By:
                                                    ---------------------------
                                                      Dora Antulov-Sanvido

                                                MIDDLEMARCH PARTNERS LIMITED

                                                By:
                                                    ---------------------------
                                                Name:
                                                Title:

                                                By:
                                                    ---------------------------
                                                      Tomas Caparroso Franco

                                                By:
                                                    ---------------------------
                                                      Mauricio Yucundo Marquez
                                                      Garcia

                                                By:
                                                    ---------------------------
                                                      Bernardo Ramon Rafael
                                                      Terrazas Salgado

                                                By:
                                                    ---------------------------
                                                      Manuel Cruz Limon

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 39 of 55 Pages
-------------------------------                       --------------------------

                                   SCHEDULE A
                                   ----------

            Purchases and Sales of Shares Within the Past Sixty Days
            --------------------------------------------------------

                                         Shares            Price per
            Name                       Purchased            Share                 Date
            ----                       ---------            -----                 ----
Phoenix Leisure, Inc.                  4,000,000            $0.20               10/12/01

Phoenix Leisure, Inc.                  1,000,000            $0.20               10/12/01

R.A. Bruce McDonald                    4,090,000            $0.20               10/12/01

Wilhelmina McDonald in                 100,000              $0.20               10/12/01

trust for Ian McDonald

Wilhelmina McDonald in                 100,000              $0.20               10/12/01

trust for Morgan McDonald

Mark McDonald                          500,000              $0.20               10/12/01

Dora Antulov-Sanvido                   100,000              $0.20               10/12/01

Middlemarch Partners                   250,000              $0.20               10/12/01

Limited

Clifford D. McCarlie                   275,000              $0.20               10/12/01

Eugene E. McCarlie, Jr.                275,000              $0.20               10/12/01

Eric Nelson                            1,475,000            $0.20               10/12/01

Eric Nelson                            Options to           (1)                 10/19/01
                                       purchase
                                       1,000,000
                                       Shares,
                                       exercisable
                                       immediately

Eric Nelson                            n/a (3)              n/a                 10/12/01

Douglas Waugh                          250,000              $0.20               10/12/01

Peter R. LaFemina                      275,000              $0.20               10/12/01

Peter R. LaFemina                      Options to           (2)                 10/19/01
                                       purchase
                                       200,000
                                       Shares,
                                       exercisable
                                       immediately

Stephen Irwin                          950,000              $0.20               10/12/01

Robert Sim                             1,500,000            $0.20               10/12/01

Tomas Caparroso Franco                 1,137,500            (4)                 8/29/01

Mauricio Yucundo Marquez               1,137,500            (4)                 8/29/01
Garcia

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 40 of 55 Pages
-------------------------------                       --------------------------

Bernardo Ramon Rafael                  250,000              (4)                 8/29/01
Terrazas Salgado
Manuel Cruz Limon                      25,000               (4)                 8/29/01

(1)         Options described were granted to Mr. Nelson by the Board of
            Directors on October 19, 2001.

(2)         The Options described were granted to Mr. LaFemina in connection with his employment agreement, dated October 19, 2001.

(3)         Mr. Nelson was granted a Proxy on October 12, 2001 to vote, for an indefinite period of time, shares owned by Mr. Bram Solloway that are in escrow.  However, Mr. Nelson does not have the power to dispose of these shares.

(4)         The Shares  described were acquired upon exchange of shares of equal value in Viva Mexico, the Issuer's subsidiary.

The Shares  purchased  in the last sixty (60) days were  purchased  in privately negotiated transactions with the Issuer.

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 41 of 55 Pages
-------------------------------                       --------------------------

                           VIVA GAMING & RESORTS INC.

                  AMENDED AND RESTATED SHAREHOLDERS' AGREEMENT

            THIS SHAREHOLDERS' AGREEMENT (this "Agreement") dated as of July 10,
2001,  by and among VIVA GAMING & RESORTS INC., a Florida  corporation  having a principal  place of business at 3611 South Lindell  Road,  Suite 108, Las Vegas,
Nevada 89103 (the "Company"),  the investor named in the attached Schedule 1 and having a principal place of business as set forth therein (the "Investor"),  and the persons  whose names are set forth on Schedule 2 hereto and having a mailing address as set forth therein (each an "Other  Shareholder"  and collectively the
"Other Shareholders"),  as amended from time to time to add such other person(s)
who may hereafter  become a party to this  Agreement.  The  Investor,  the Other
Shareholders  and such other  persons who may  hereafter  become a party to this
Agreement are sometimes  referred to herein  individually as a "Shareholder" and collectively as the "Shareholders."

                                    RECITALS

A.    The Company and the Other Shareholders desire to enter into this Agreement with the Company and the  Investor for the purpose of  regulating  between themselves the management of the Company and the ownership and transfer of their  shares  of the  Company,  and to set  forth in full the  terms  and conditions of their agreement and understandings.

B.    Concurrent with the execution and delivery of this Agreement,  the Company is issuing  and  selling to the  Investor  3,500,000  shares of its common stock,  $.001 par value per share (the  "Common  Stock"),  pursuant to the terms and conditions of those certain Securities Purchase Agreements dated of even date herewith  between the Company and the Investor (the "Purchase
      Agreement").

C.    The  Shareholders  and the Company  have agreed that it is in their mutual best interest and in the best  interest of the Company to provide  certain rights,  obligations and restrictions with respect to the shares of Common
      Stock now or  hereafter  owned by any  Shareholder  and any  other  voting capital stock of the Company or securities convertible into,  exchangeable for or having rights to purchase voting capital stock of the Company (such voting capital  stock,  securities,  preferred  stock and Common Stock are hereinafter referred to collectively as "Stock").

            NOW  THEREFORE,   in  consideration  of  the  premises,  the  mutual
covenants and agreements herein contained, and other valuable consideration, the receipt,  adequacy and sufficiency whereof are hereby acknowledged,  the parties hereto, intending to be legally bound, do hereby covenant and agree as follows:

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 42 of 55 Pages
-------------------------------                       --------------------------

                                   Article 1.

                             STOCK TRANSFERABILITY/
                   TERMINATION OF PRIOR SHAREHOLDERS AGREEMENT

1.01  Restrictions  on  Transfer.  For a period of one (1) year from the date of this  Agreement  (except  for a  Permitted  Transfer  (as  defined  below)),  no
Shareholder  shall  transfer  any shares of Stock.  Thereafter,  no  Shareholder
(including  permitted  transferees of Shareholders) shall transfer any shares of
Stock, or any interest therein, whether by operation of law or otherwise, except in  accordance  with all of the  provisions of this  Agreement.  As used in this
Agreement,  the term "transfer" shall include any sale, pledge, gift, assignment or other disposition of shares of Stock.

1.02 First  Offer.  If a  Shareholder  (the  "Selling  Shareholder")  desires to transfer any or all of such  Shareholder's  Stock (the  "Offered  Stock"),  such
Shareholder shall first give written notice (a "Transfer Notice") thereof to the
Company,  identifying the proposed transferee, the number of shares sought to be transferred,  the proposed purchase price (the "Offered Price"),  if applicable, the terms of the proposed  transaction  including the proposed  transaction date and a copy of any written  offer or other  writing  setting  forth the terms and conditions of the proposed transaction. Such Transfer Notice shall constitute an irrevocable offer by the Selling Shareholder to sell all of the Offered Stock to the Company at the Offered  Price and upon the same terms and  conditions as the
Selling  Shareholder  is  willing  to sell the  Offered  Stock  to the  proposed transferee.  To the extent the consideration proposed to be paid by the proposed transferee  consists of property other than cash, the reasonable cash equivalent of such  property,  and the manner of determining  the same,  shall be stated in such  Transfer  Notice.  Once  given,  a Transfer  Notice may not be modified or amended except with the written consent of the Company.  Within the ten (10) day period  following the giving of the Transfer  Notice (the "Offer  Period"),  the
Company may, by a majority vote of its disinterested directors, elect, by giving written notice of such election to the Selling Shareholder,  to purchase all but not less than all of the Offered Stock.

            If the Company waives in writing the Company's right to exercise, or if the Company fails to timely exercise any purchase option under the provisions of this subsection, then, the Selling Shareholder hereby gives and grants to the other Shareholders the right and option to purchase (one time) the Offered Stock for the  Offered  Price on a pro rata  basis  (which  right and  option  must be exercised and consummated  within ten (10) days after receipt of notice from the
Selling Shareholder).

            If the  Company  and the  Shareholders  do not  elect,  by notice in writing given to the Selling  Shareholder  within the Offer Period,  to purchase all (but not less than all) of the  Offered  Stock to which  they are  entitled, then the  Selling  Shareholder  shall be free to dispose  of all of the  Offered
Stock  within  ninety (90) days of the end of the Offer  Period to the  original proposed  transferee,  at a price not lower than the Offered Price, and upon the terms  stipulated  in the Transfer  Notice in all material  respects;  provided, however  that any such sale shall be subject to  participation  by the  Investor pursuant to

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 43 of 55 Pages
-------------------------------                       --------------------------

the provisions of Section 2.01.  However, as a condition to the effectiveness of such  transfer,  said  transferee  shall be  required  to become a party to this
Agreement as a Shareholder  and,  pursuant to Section  4.15,  shall confirm such fact by executing a counterpart of this Agreement.  If such Offered Stock is not so disposed of by the  Selling  Shareholder  within such ninety (90) day period, the Selling  Shareholder shall continue to hold such Stock subject to all of the terms and  conditions of this Agreement and may not sell the Stock without again complying with all of the provisions hereof.

1.03 Certain Transfers Not Prohibited.  Except as otherwise  expressly  provided herein,  the  restrictions  on dispositions of Stock contained in this Agreement shall not be construed to prohibit the following  transfers of Stock ("Permitted
Transfers"):

             (a)  transfers  of Stock  between a  Shareholder  to or among  such
Shareholder's  Family Group (as defined below) or by will or the laws of descent and  distribution  to such  Shareholder's  Family Group ("Family Group" means an individual's spouse and lineal descendants, parents, grandparents and any family limited  partnership  or trust or other  fiduciary  relationship  solely for the
benefit  of  such  individual   and/or  such   individual's   spouse,   parents,
grandparents and/or lineal descendants);

             (b)  transfers  of Stock  upon the  death of a  Shareholder  to his executors,  administrators  or legal successors,  including  without  limitation trustee(s);

             (c) transfers between the Investor to a subsidiary or parent of the
Investor or to an  "affiliate"  of the Investor (as such term is defined in Rule
501(b) under the  Securities Act of 1933, as amended (the  "Securities  Act") or transfers  by the Investor to any persons  owning a  beneficial  interest in the
Investor;

             (d) transfers by and between or among the Shareholders; and

             (e) a sale  of  Stock  as part  of a firm  commitment  underwritten public  offering of the  Company's  Common  Stock  underwritten  by a nationally recognized  full-service  investment  bank  pursuant to which the  aggregate net proceeds  received  by the  Company is at least $10  million  (calculated  after deducting  underwriting  discounts and  commissions and after the calculation of expenses) (a "Qualified Public Offering").

             Any and all shares of Stock in the hands of any transferee pursuant to subsections  1.03(a) - 1.03(c) (each a "Permitted  Transferee")  shall remain subject to this Agreement, and Permitted Transferees under subsections 1.03(a) -
1.03(c) shall be deemed to be Shareholders for all purposes of this Agreement as if they had executed and delivered the Agreement.

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 44 of 55 Pages
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                                   Article 2.
                                   TERMINATION

2.01 Termination.

            This Agreement  shall  terminate with respect to all shares of Stock upon the earlier of (a) the closing of a Qualified Public Offering, or a sale of all or substantially all of the assets or capital stock of the Company,  (b) the written agreement of all of the parties hereto; (c) the dissolution,  bankruptcy or insolvency of the Company;  (d) at such time as only one Shareholder remains, the  shares of the Stock of the other  Shareholders  having  been  purchased  or redeemed, as appropriate,  in accordance with the terms of this Agreement; (e) a
Change in Control  (as  defined  below);  or (f) five (5) years from the date of this Agreement.  For the purposes of this Agreement, a "Change in Control" shall be deemed to have  occurred  if the  Company:  (i) merges or  consolidates  with another  entity and the holders of the Company Stock  immediately  prior to such merger or  consolidation  fail to own at least a majority of the voting  capital
stock  of  the   surviving   entity   immediately   following   such  merger  or
consolidation; (ii) sells or otherwise transfers all or substantially all of its assets;  or (iii) if more than 50% of the voting capital stock of the Company is transferred in a single transaction or a series of related transactions.

                                   Article 3.

                         VOTING AND CORPORATE GOVERNANCE

3.01 Voting for  Directors.  The parties  agree to vote their shares of Stock or consent in writing in the manner necessary to produce the following effect:

            (a) the Board of  Directors  of the  Company  shall  consist  of the following five (5) members:  Robert Sim, Eric L. Nelson, Cliff McCarlie,  Steven
Irwin and Bruce A. McDonald (with the unanimous written consent of such Board of
Directors  necessary  to increase or decrease  above five (5) or decrease  below five (5) the number of directors constituting the Board of Directors);

            (b) until such time as the  Company  completes  a  Qualified  Public
Offering and for so long as the Investor and its affiliates or partners hold any
Stock, the Shareholders shall vote all of their shares of Stock in such a manner as to elect  to the  Board  of  Directors  of the  Company  two (2)  individuals designated by the Investor (such individual being the "Investor Directors");

            (c) the Shareholders shall vote all of their shares of Stock in such a  manner  as to  enable  Shareholders  entitled  to  designate  members  of the
Company's Board of Directors  pursuant to subsection  3.01(b) and, in their sole discretion,  to remove and replace, whether upon the occurrence of a vacancy for any reason, or otherwise, their respective designees.

3.02 Board Member Expenses.  The Company shall reimburse members of the Board of
Directors for the customary and reasonable expenses of attending the meetings of the Board of Directors.

3.03 Indemnification. The Company shall not amend the indemnification provisions of the Company's  Articles of  Incorporation  (as amended,  the  "Articles")  or
Bylaws to

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 45 of 55 Pages
-------------------------------                       --------------------------

eliminate  or reduce the  indemnification  provided for all  directors  and such provisions  as so written  shall be deemed to be a contract  with each  director regarding his or her indemnification by the Company.

3.04 Bylaws.  The Company shall at all times  maintain  provisions in its Bylaws and/or Articles  indemnifying all directors  against liability and absolving all directors  from  liability  to the Company and its  shareholders  to the maximum extent permitted under the laws of the State of Florida. In addition, the Bylaws shall at all times contain a provision requiring an eighty percent (80%) vote on all matters  brought  before the Board,  provided that upon  termination of this
Agreement,  the  Shareholders  shall take all action necessary to eliminate such provision upon the termination of this Agreement.

                                   Article 4.

                                  MISCELLANEOUS

4.01 No Right of Employment.  No Shareholder  shall have any right of employment or other  benefits,  or any right to be a Director  or  officer of the  Company, solely as a consequence of owning Stock in the Company.  Each Shareholder who is a  Director  or  officer  of the  Company  acknowledges  that,  if the  Board of
Directors  determines that salary or other  compensation  (other than dividends)
shall be paid to any  Director or officer of the Company,  the Company  shall be under no obligation to pay each other Director or officer a proportionate  share of such salary or compensation.

4.02 Filing of  Agreement.  A copy of this  Agreement,  as amended  from time to time, shall be filed with and retained by the Secretary of the Company.

4.03 Company  Designee.  All rights  granted to the Company by the terms of this
Agreement  may be exercised by such person,  persons,  entity or entities as the
Board of Directors  of the  Company,  in its sole  discretion,  shall  designate acting by vote or unanimous written consent.

4.04  Endorsement of Stock  Certificates.  All certificates  representing  Stock owned by the  Shareholders  shall have  conspicuously  endorsed thereon a legend substantially as follows:

            THE  SECURITIES  REPRESENTED  BY THIS  CERTIFICATE  ARE  SUBJECT  TO
            RESTRICTIONS UPON TRANSFER  PURSUANT TO A SHAREHOLDERS  AGREEMENT BY
            AND AMONG THE COMPANY AND ITS  SHAREHOLDERS  DATED JULY 10, 2001, AS
            MAY BE  AMENDED  FROM  TIME  TO  TIME.  A COPY  OF THE  SHAREHOLDERS
            AGREEMENT MAY BE OBTAINED FROM THE COMPANY  WITHOUT  CHARGE UPON THE
            WRITTEN REQUEST OF THE HOLDER HEREOF.

            THESE  SECURITIES HAVE NOT BEEN REGISTERED  UNDER THE SECURITIES ACT
            OF  1933  OR  APPLICABLE  STATE  SECURITIES  LAWS  AND  MAY  NOT  BE
            TRANSFERRED OR OTHERWISE

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 46 of 55 Pages
-------------------------------                       --------------------------

            DISPOSED OF IN THE ABSENCE OF AN  EFFECTIVE  REGISTRATION  STATEMENT
            COVERING  SUCH  SHARES  UNDER  THAT  ACT  AND ANY  APPLICABLE  STATE
            SECURITIES LAWS,  UNLESS, IN THE OPINION OF COUNSEL  SATISFACTORY TO
            THE  COMPANY,   AN  EXEMPTION   FROM   REGISTRATION   THEREUNDER  IS
            AVAILABLE."

4.05 Closing.  Except as otherwise provided herein,  whenever the Company or any
Shareholder,  as the case may be,  elects to  purchase  Stock  pursuant  to this
Agreement,  the Company or the  Shareholder  selling  such Stock,  whichever  is applicable,  shall be given  written  notice of the election to accept an offer, specifying therein the date and place for the closing of the sale, which closing shall occur no later than thirty (30) days following  such  election.  A copy of all  such  notices  given  by  Shareholders  shall be  provided  to the  Company simultaneously with the giving of such notices. If either the Company and/or one or more  Shareholders  have elected to purchase  Stock,  all closings shall take place simultaneously and the closing date for the sale shall be the later of the dates chosen by the Company and such accepting Shareholder(s). In the event that the  purchase  of the Stock is not  consummated  through no fault of the selling party on or before the closing date determined in accordance with the provisions hereof,  the right of any party failing to purchase such Stock hereunder on such occasion shall expire.

4.06 Payment for Stock. Except as otherwise provided hereinafter with respect to certain purchases of Stock by the Company,  all payments hereunder shall be made in  cash,  by  certified  cashier's  or  bank  check,  or by  wire  transfer  of immediately available funds. To the extent that the proposed consideration to be paid by any  proposed  transferee  consists  of  property  other than cash,  the purchase  price shall be paid in cash in lieu of the fair  market  value of such non-cash  consideration,  or the  fair  value  thereof  if  there  is no  market therefor.

4.07  Delivery  of Stock and  Documents.  Upon the  closing  of a sale as herein provided,  the seller shall deliver to each purchaser in exchange for payment of the purchase price: (a) the certificates for the Stock being sold,  endorsed for transfer and bearing any necessary documentary stamps, and (b) such assignments, certificates of authority, tax releases,  consents to transfer,  instruments and evidence of title of the seller, and of his compliance with applicable state and
Federal law, as may be reasonably required by counsel for each such purchaser.

4.08 Entire Agreement.  This Agreement  represents the complete  agreement among the parties  hereto with  respect to the  transactions  contemplated  hereby and supersedes all prior written or oral agreements and understandings.

4.09  Pronouns.  Whenever the context of this Agreement  permits,  the masculine gender shall include the feminine and neuter  genders,  and any reference to the singular or plural shall be interchangeable with the other.

4.10  Separability.  The  invalidity  or  unenforceability  of any  one or  more provisions of this Agreement shall not affect the other provisions  hereof,  and this  Agreement  shall be

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 47 of 55 Pages
-------------------------------                       --------------------------

construed  in all respects as if any such  invalid or  unenforceable  provisions were omitted.

4.11 Headings. The headings in this Agreement have been inserted for convenience of reference only and shall not constitute a part of this Agreement.

4.12  Adjustments.  If there  shall be any  change in the  Stock of the  Company through merger, consolidation, reorganization, recapitalization, stock dividend, stock split,  anti-dilution addition,  combination or exchange of shares, or the like (any such event being an "Adjustment"),  all of the terms and provisions of this  Agreement  shall  apply to any new,  additional  or  different  shares  or securities  issued as a result of such  Adjustment  and the price and  number of securities subject to the provisions hereof shall be adjusted accordingly.

4.13 Notices.  All notices,  requests,  demands,  and other communications under this  Agreement  shall be in writing and shall be deemed to have been duly given on the date of service if served personally on the party to whom notice is to be given,  on the date of transmittal of services via telecopy to the party to whom notice  is to be  given  (with a  confirming  copy  delivered  within  24  hours thereafter),  or on the third day after  mailing  if mailed to the party to whom notice is to be given,  by first class mail,  registered or  certified,  postage prepaid,  or via a nationally  recognized  overnight courier providing a receipt for delivery and properly addressed as set forth on Schedule I hereto. Any party may change its address for purposes of this  paragraph  by giving  notice of the new address to each of the other parties in the manner set forth above.

4.14  Binding  Effect.  This  Agreement  shall be binding  upon and inure to the benefit of the  parties  hereto  and their  respective  heirs,  representatives, successors and assigns.

4.15 Parties.  Any person who acquires  ownership of Stock (including  shares of
Stock  hereafter  issued)  including,  without  limitation,  any  transferee  by operation of law, shall  automatically  become a party to this  Agreement,  as a
Shareholder,  and shall confirm such fact by  executing,  upon request of any of the parties hereto, a counterpart of this Agreement. The Company shall undertake not to issue shares of Stock  except,  if as a condition to such  issuance,  the transferee  becomes a party to this Agreement.  Any person  acquiring  shares of
Stock from the Investor or any  Permitted  Transferee  of the  Investor  hereof, shall be deemed an Investor hereunder.

4.16 Failure to Comply with the Provisions of this Agreement. In addition to any other legal or equitable remedies which it or they may have, the Company and the
Shareholders  may enforce their rights under any provision of this  Agreement by actions for specific performance (to the extent permitted by law) and each party hereto  acknowledges  and agrees  that the parties  hereto  will be  irreparably damaged in the event that this Agreement is breached.  Further,  the Company may refuse to transfer on its books record  ownership of Stock which shall have been sold  or  transferred  in  violation  of  this  Agreement  or to  recognize  any transferee  as one of the  Company's  shareholders  for any  purpose  (including without  limitation,  for  purposes of  dividend  and voting  rights)  until all applicable  provisions of this  Agreement  have been complied with

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 48 of 55 Pages
-------------------------------                       --------------------------

in full.  All  remedies  provided  by this  Agreement  are in  addition to other remedies provided by law.

4.17 Waiver and Amendment. This Agreement may not be amended or modified, and no provision  hereof may be waived,  without the written  consent of all parties to the Agreement (including permitted transferees).

4.18 Facsimile  Signatures and  Counterparts.  This Agreement may be executed by facsimile and in counterparts, each of which shall be deemed an original and all of which shall  constitute one and the same agreement with the same effect as if all parties had signed the same signature page.

4.19 Governing Law;  Dispute  Resolution.  This Agreement shall be construed and enforced in accordance  with,  and governed by, the laws of the State of Florida without giving effect to the principles of the conflict of laws thereof.  In the event of any dispute  between the parties with respect to this  Agreement,  such disputes shall be decided by binding arbitration before the American Arbitration
Association  ("AAA")  in Las Vegas,  Nevada in  accordance  with its  commercial arbitration  rules,  with a single arbitrator  presiding,  and judgment upon the award  rendered  may be  entered  in any court of  competent  jurisdiction.  The parties shall each pay one-half  (1/2) of the initial filing fee required by the
AAA to commence such arbitration.  Notwithstanding anything to the contrary, the normal  rule of  construction  to the  effect  that  any  ambiguities  are to be resolved against the drafting party shall not be employed in the  interpretation of this Agreement or of any amendments to this Agreement.  The prevailing  party in any such dispute shall be entitled to recover its  reasonable  attorneys fees and costs incurred or paid in connection therewith.

            NOW THEREFORE,  the Company and the Shareholders  have executed this
Shareholders Agreement as of the day and year first above written.

                                            THE COMPANY:

                                            Viva Gaming &Resorts Inc.

                                            By:
                                               --------------------------------
                                               Name:
                                               Title:

                                            THE INVESTOR:

                                            Phoenix Leisure, Inc.

                                            By:
                                               --------------------------------
                                               Name:
                                               Title:

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 49 of 55 Pages
-------------------------------                       --------------------------

                                            THE OTHER SHAREHOLDERS:

                                            ----------------------------------------
                                            Stephen Irwin

                                            ----------------------------------------
                                            R. A. Bruce McDonald

                                            ----------------------------------------
                                            Eric L. Nelson

                                            ----------------------------------------
                                            Robert Sim

                                            ----------------------------------------
                                            Rosemarie Sim

                                            ----------------------------------------
                                            Gene McCarlie

                                            ----------------------------------------
                                            Clifford McCarlie

                                            ----------------------------------------
                                            Doug Waugh

                                            ----------------------------------------
                                            Middlemarch Partners Ltd.

                                            By:-------------------------------------
                                                 Name:
                                                      ------------------------------
                                                 Title:
                                                       -----------------------------

                                            ----------------------------------------
                                            Peter LaFemina

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 50 of 55 Pages
-------------------------------                       --------------------------

                                            AMENDMENT NO.1

                                            ----------------------------------------
                                            Tomas Caparroso Franco

                                            ----------------------------------------
                                            Mauricio Yucundo Marquez Garcia

                                            ----------------------------------------
                                            Bernardo Ramon Rafael Terrzas Salgado

                                            ----------------------------------------
                                            Manuel Cruz Limon

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 51 of 55 Pages
-------------------------------                       --------------------------

                                            AMENDMENT NO. 2

                                            ----------------------------------------
                                            Wilhelmina McDonald,
                                            in trust for Ian McDonald

                                            ----------------------------------------
                                            Wilhelmina McDonald,
                                            in trust for Morgan McDonald

                                            ----------------------------------------
                                            Mark McDonald

                                            ----------------------------------------
                                            Dora Antulov - Sanvido

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 52 of 55 Pages
-------------------------------                       --------------------------

                                   SCHEDULE I
                                   ----------

                                    Investor

Investor                     Principal Place of Business
--------                     ---------------------------

Phoenix Leisure, Inc.        3611 South Lindell Road, Suite 108
                             Las Vegas, Nevada 89103

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 53 of 55 Pages
-------------------------------                       --------------------------

                                   SCHEDULE II

Other Shareholder                               Principal Place of Business

Stephen Irwin                                   15 Eisenhower Drive
                                                Cresskill, NJ  07626

R.A. Bruce McDonald                             6975 Balaclava St.
                                                Vancouver, BC V6N 1M4
                                                Canada

Eric L. Nelson                                  7065 Palmyra Avenue
                                                Las Vegas, Nevada  89117

Robert Sim                                      1150 Rose Street
                                                Regina, SK S4R 1Z6
                                                Canada

Rosemarie Sim                                   1150 Rose Street
                                                Regina, SK S4R 1Z6
                                                Canada

Gene McCarlie                                   4015 Brandon James Drive
                                                Biloxi, MS  39532

Clifford McCarlie                               3416 Lumahai Place
                                                Diamondhead, MS  39525

Doug Waugh                                      4696 Covelly Walk
                                                Vancouver, BC V7W 1H5
                                                Canada

Middlemarch Partners Ltd.                       94 Mount St.
                                                London, England  W1K 2SZ

Peter LaFemina                                  3110 W. Apple Blossom Circle
                                                Las Vegas, NV  89117

AMENDMENT NO. 1

Tomas Caparroso Franco                          Sierra Apaneca No. 10, Col.
                                                Jardines en la Montana C.P.
                                                14210, MEXICO

Mauricio Yucundo Marquez Garcia                 Matanzas 1087, Col.
                                                Residencial Zacatenco, C.P.
                                                7360, MEXICO

Bernardo Ramon Rafael Terrazas Salgado          Paseo de las Alamedas 118
                                                Fracc. Las Alamedas
                                                Atizapan de Zaragoza
                                                Edo. de Mexico
                                                C.P. 52790,  MEXICO

Manuel Cruz Limon                               Rubi 95, Col. Pedregal del valle,
                                                Monterrey, N.L., C.P.
                                                66260, MEXICO

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CUSIP No. 9285OU 10 1                  13D             Page 54 of 55 Pages
-------------------------------                       --------------------------

AMENDMENT NO. 2
Wilhelmina McDonald,                            6975 Balaclava St.
in trust for Ian McDonald                       Vancouver, BC V6N 1M4
                                                Canada

Wilhelmina McDonald,                            6975 Balaclava St.
in trust for Morgan McDonald                    Vancouver, BC V6N 1M4
                                                Canada

Mark McDonald                                   81 Douglas Dr.
                                                Toronto, ON M4W 2B2
                                                Canada

Dora Antulov - Sanvido                          2815 E. 5th Avenue
                                                Vancouver, BC V5M 1N4
                                                Canada

-------------------------------                       --------------------------
CUSIP No. 9285OU 10 1                  13D             Page 55 of 55 Pages
-------------------------------                       --------------------------

                                  VOTING PROXY
                                  ------------

            KNOW ALL MEN BY THESE PRESENTS,  that the undersigned currently owns
securities  of  Viva  Gaming  &  Resorts,   Inc.,  a  Florida  corporation  (the
"Company"), in the form of common stock of the Corporation ("Common Stock"), and does hereby constitute and appoint Eric Nelson,  the true and lawful substitute, attorney  and proxy,  with full power of  substitution  and  revocation,  of the undersigned,  for and in the name, place and stead of, the  undersigned,  to all shares  of  Common  Stock  which  are held in  escrow  subject  to the terms and conditions  of a  certain  Escrow  Agreement  by  and  among  the  Company,  the undersigned  and the  escrow  agent,  dated  the same day  hereof  (the  "Escrow
Agreement")  which the  undersigned  or its  designee  would then be entitled to vote,  and with all the  powers  which  the  undersigned  would be  entitled  to exercise, if present, with respect to any and all actions that may be taken by a vote of securityholders of the Company at a meeting held therefore or by consent in lieu of such meeting.

            This Voting Proxy shall  remain in effect until (i) the  termination of the Escrow  Agreement  pursuant  to its terms,  or (ii) the release of Shares pursuant to the resolution of any claim thereunder, whichever is later.

            IN WITNESS WHEREOF, signed this 12th day of October, 2001.

                                              ---------------------------
                                              Name: Bram Solloway